Fulbright & Jaworski l.l.p.
                   A Registered Limited Liability Partnership
                          666 Fifth Avenue, 31st Floor
                          New York, New York 10103-3198
                                www.fulbright.com

Merrill M. Kraines                           direct dial:         (212) 318-3261
Partner                                      telephone:           (212) 318-3000
mkraines@fulbright.com                       facsimile:           (212) 318-3400


45737318.2
                                 April 17, 2006



VIA EDGAR AND FEDERAL EXPRESS

Mr. Jeffrey P. Riedler
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F
Street, N.E.
Mail Stop 3561
Washington, D.C.  20549-3561

         Re:      Applied DNA Sciences, Inc.
                  Registration Statement on Form SB-2
                  Filed January 15, 2005
                  File No. 333-122848

Dear Mr. Riedler:

     On behalf of Applied DNA Sciences, Inc. (the "Company"), we hereby submit to you Amendment No. 7 ("Amendment No. 7") to the Company's above-referenced Registration Statement on Form SB-2 (the "Registration Statement"), reflecting changes made in response to the Staff's comment letter dated January 26, 2006.


     All responses to the comments set forth in this letter are submitted on behalf of the Company at its request. All responses to the accounting comments were prepared by the Company in consultation with its independent auditors. The following numbered paragraphs, which correspond to the numbered paragraphs of the January 26, 2006 comment letter and which include specific references to Amendment No. 7, set forth the Company's responses to the Staff's comments. Copies of your letter and a marked copy of Amendment No. 6 to the Registration Statement are being provided supplementally with a copy of this letter for your convenience.

General

1. Prior to requesting acceleration for effectiveness, please amend your Form 10-KSB for the year ended September 30, 2004 and your Forms 10-QSB for the quarters ended December 31, 2004, March 31, 2005 and June 30, 2005, as applicable, to comply with our comments on your Form SB-2.

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
April 17, 2006
Page 2

          Response:
          --------

          Prior to requesting acceleration of effectiveness, the Company will amend its Form 10-KSB for the year ended September 30, 2004 and its Forms 10-QSB for the quarters ended December 31, 2004, March 31, 2005 and June 30, 2005, as applicable, to comply with your comments on the Registration Statement.

2.        Prior to requesting  acceleration for  effectiveness,  please refer to
          Item 310(g) of Regulation S-B and consider whether you need to include, in an amended registration statement on Form SB-2, unaudited financial statements for the quarter ended December 31, 2005.

          Response:
          --------

          The Company has reviewed Item 310(g) of Regulation S-B and included unaudited financial statements for the quarter ended December 31, 2005.

Notes to Consolidated Financial Statements
-------------------------------------------

Note B- Acquisition of Intangible Assets, page F-26
---------------------------------------------------

3. Please revise your disclosure to include further detail regarding the intellectual property assets that you acquired in the Biowell transaction; that is, specify what you acquired and how you ascribed the value of $9.4 million to those assets. Please also clarify why you believe the amount does not represent in-process research and development. Additionally, please tell us how you determined the useful life of the intellectual property, correlating your response to paragraph 11 of SFAS No. 142. Finally, please provide us with additional information regarding the $14.7 million charge to operations and address whether that charge relates to your acquisition of in-process research and development, in which case you should revise your statement of operations accordingly.

          Response:
          --------

          The Company has revised its disclosure to include further detail regarding the intellectual property assets that it acquired in the Biowell transaction, that is, it has specified those assets it acquired and explained how it ascribed the value of $9.4 million to those assets. The Company has clarified in this new disclosure why it believes this amount does not represent in-process research and development. The Company supplementally advises you that in determining the useful life of the acquired intangible asset, the Company considered the applicable factors described in SFAS no. 142, paragraph 11. These factors included:

               o The Company's principal business will be to market the proprietary DNA anti-counterfeit technology to commercial and industrial users.

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
April 17, 2006
Page 3

               o Review of the range of useful lives assigned to trade secrets by other registrants(1)

               o The current limited competion from similar products and technology in the anti- counterfeiting industry

          While there are no legal, regulatory or contractual factors that will limit the useful life of the technology to the Company, the Company believes the asset's useful life of 7 years is conservative and commensurate with industry standards. The amortization period is management's best estimate of its useful life, based upon its projection of when the expected benefits provided by the technology will be consumed or otherwise used up. The asset will be reviewed annually for impairment under SFAS no. 144. Accordingly, the Company believes its policy accounting for determining the useful lives of its intangible assets is reasonable and complies with current accounting principles generally accepted in the US.

               With respect to the $14.7 million charge to operations, in July 2005, and prior to any appraisal review, the Company exchanged 36 million shares with a market value of $0.67 per share or $24.1 million for the intellectual property. After completing the appraisal in December 2005, we compared the discounted cash flow result of $9.4 million to the $24.1 million value with the resulting $14.7 million balance charged to General and Administrative expense. In our September 30, 2005 10-KSB, we disclosed the results of the transaction in Note B on page F-22. As a result of this economic event, there was no in-process research and development component.

Note E- Capital Stock, page F-39
--------------------------------

4. Per the disclosure herein and on page 27, we note that the 15.1 million warrants issued in conjunction with your January/February 2005 $7.371 million convertible notes offering are subject to a registration rights agreement, pursuant to which you are currently incurring liquidating damages. Please explain your basis for recording the warrants with an entry to additional paid in capital. Note paragraph 14 -18 of EITF No. 00-19, which discuss the accounting treatment when a contract is not permitted to be settled in unregistered shares. Given the penalties outlined in the registration rights agreement, it appears the warrants should be classified as a liability under EITF No. 00-19 at fair value, with changes in fair value recorded in earnings; that is, similar to a derivative under SFAS No. 133.

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
April 17, 2006
Page 4

     Response:
     --------

     The Company supplementally advises you that Section 2.2 of the registration rights agreement to which you refer, which was filed as Exhibit 4.4 to its Current Report on Form 8-K, filed on January 28, 2005, provides that the penalties can be paid in cash or stock, solely at the discretion of the Company. Because these contractual penalties may be settled in unregistered shares, the Company believes the fair value of the warrants have been correctly classified as additional paid in capital and permanent equity(2).

5. Additionally please discuss the registration rights agreement in the notes to your consolidated financial statements and clearly outline its requirements. Discuss the potential amount of damages possible under the contract, including whether any cap exists to limit such damages, and the details of the investors' option to have such damages settled in shares. Please specify the financial statement line items where you have reported the approximately $777,000 damages that you appear to have recorded through September 30, 2005.

     Response:
     --------

     The Company has revised its disclosure to discuss the registration rights agreement and further outline its requirements in the notes to its consolidated financial statements and elsewhere throughout the document where appropriate. Specifically, the Company has disclosed that the registration rights agreement provides it will pay the investors in the January/February 2005 offering $257,985 per month after June 15, 2005 until the Registration Statement is declared effective, that the agreement provides no express cap to limit these damages, and that the Company believes that this liquidated damages provision is no longer enforceable because the availability of Rule 144 makes the provision grossly inconsistent with actual damages. The Company supplementally advises the staff that the registration rights agreement does not provide the investors an option to have such damages settled in shares, and that the Company is currently soliciting the waiver and release from these investors of all such damages beyond the amounts it has already settled in shares. The Company further advises you that it reported the approximately $777,000 of such damages recorded through December 31, 2005 under the General and administrative line item of Operating Expenses.

Note F- Stock Options and Warrants, page F-41
----------------------------------------------

6. We note your response to comment 10 per our letter dated November 8, 2005, as well as the relevant disclosure outlining the Trilogy transaction. Please provide us with your detailed analysis that led you to conclude that the warrants issued qualify as derivative instruments that should be accounted for under SFAS No. 133, including your detailed assessment under EITF No. 00-19. Additionally, please specify exactly how you valued and

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
April 17, 2006
Page 5

     recorded the derivative liability in your June 30, 2005 financial statements, that is, what fair value methodology you are utilizing under SFAS No. 133; and please specify where in your statement of operations you have reported the mark-to-market expense that you have recorded to date.

     Response:
     --------

     The Company  supplementally  advises  you that it  concluded  the  warrants issued in the transaction involving Trilogy and Pollon qualified as derivative instruments because it erroneously assumed the warrants could only be settled with registered common stock of the Company. While the warrant agreements for these warrants provide certain "piggyback" registration rights to the holder, they may be settled in unregistered shares of the Company's common stock, so these warrants are not derivative instruments.

          The Company erroneously valued these warrants using the intrinsic method and charged $180,000 to operations during the year ended September 30, 2005, with a corresponding increase to additional paid in capital. Utilizing the fair value method, the charge to operations would have been approximately $1,700,000, or an additional increase in the charge to operations of $1,520,000, or 2.9% of the Company's net loss for the year ended September 30, 2005, which the Company believes is immaterial to the financial statements taken as a whole. Separately, subsequent to the date of the financial statements and the filing of the Registration Statement, the Company's new management has determined the issuance of the warrants to Trilogy and Pollen were not authorized by the Company's Board of Directors. Accordingly, the Company intends not to honor the warrants and has undertaken all necessary efforts to cancel the warrants. The Company has revised its disclosure in Note F to reflect these facts. Due to the immaterial amount involved, the Company respectfully requests that it not be required to make any adjustment to the reported debt discount of $180,000 to the charge to operations.

          The Company recorded the mark-to-market charge to General and administrative line item of Operating expense on the Consolidated Statement of Losses. As indicated in the Company's letter to you, dated January 18, 2006, with respect to Comment 11 in your letter, dated November 8, 2005, the mark to market requirement for the 9 million warrants indicated a $450,000 impact to operations ($0.60 June 30, 2005 market price less the $0.55 exercise price times the 9 million warrants). Offsetting this item are the 3 million cashless Directors and Advisor warrants. In September 2005, we reversed the previously recorded $794,642 in intrinsic value recorded in the quarter ended June 30, 2005. The net $344,642 benefit to June 2005 operations represents only 0.6% of the cumulative loss through June 30, 2005. Given the immaterial effect on the financial statements, we respectfully request that the Company not be required to make any adjustment arising from this comment.

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
April 17, 2006
Page 6

7. Additionally, please discuss the registration rights agreement related to the Trilogy transaction in the notes to your consolidated financial statements and clearly outline its requirements and the related damages you may incur, if any. Please address whether the investors have the option to have such damages settled in shares.

     Response:
     --------

     The Company has disclosed its grant of registration rights to Trilogy Capital Partners in its engagement letter with Trilogy and has outlined its requirements and the related damages it may incur in the notes to its consolidated financial statements and elsewhere throughout the registration statement where appropriate. The Company supplementally advises you that the engagement letter provides that the Company will file a resale registration statement with respect to shares underlying the Trilogy warrant no later than September 19, 2005 and does not provide for any liquidated damages or penalties to be paid by the Company to Trilogy as a result of the failure of the Company to timely file this registration statement. Accordingly the Company has accounted for the value of the warrants as permanent equity in accordance with EITF 00-19.

8. Please provide us with detailed analysis supporting your reversal of $765,460 and $794,642 in expense related to "compensatory warrants," which you state was done pursuant to the provisions of EITF No. 00-19. Please include your assessment of the accounting treatment for each of the underlying issuances and tell us how you came to the conclusion that there should be no charge to your statement of operations for those warrants for the period ended June 30, 2005 and September 30, 2005. Outline your correlation to EITF No. 00-19, as it appears you are basing your periodic valuation on the intrinsic value of the warrants issued. You should be designating fair value according to an acceptable methodology under SFAS No. 133.

     Response:
     --------

     The Company supplementally advises you that Footnote F in the Company's Form 10-KSB filed January 12, 2006 incorrectly described the $794,642 adjustment twice. The Company has revised the disclosure in Footnote F to correct this typographical error.

9. Please provide us with additional information regarding the registration rights agreement related to the 3 million warrants issued to directors and advisors and revise the disclosure in the notes to your consolidated financial statements. Specify when you issued these warrants and address the appropriate accounting under EITF No. 00-19, considering the accounting treatment when a contract is not permitted to be settled in unregistered shares.

     Response:
     --------

     The Company supplementally advises you that though it may include the shares underlying these warrants to purchase 3 million shares in a subsequent registration statement, these warrants may be settled in unregistered shares.

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
April 17, 2006
Page 7


10. Please provide us with additional information regarding your accounting policy with respect to your ESOP. Address the terms of the ESOP and how you have recognized compensation cost in your statement of operations for the applicable reporting periods. Please cite the authoritative literature that supports your treatment.

     Response:
     ---------

     The Company supplementally advises you that all equity instruments issued under the ESOP to both employees and non-employees have been fair valued in accordance with FAS 123 R and charged to operations. All qualified stock options issued to employees have been disclosed in the Company's pro-forma information as required under FAS 123R.

Form 10-QSB/A No.2 for the Fiscal Quarter Ended March 31, 2005
---------------------------------------------------------------

General
-------

11. As acknowledged in your response to comment 12 per our letter dated November 8, 2005, please amend your March 31, 2005 Form 10-QSB to appropriately present the financial statements as "restated" and to provide the related footnote disclosure in accordance with APB No. 20. Additionally, please revise the net loss per share amounts on page F-66.

     Response:
     --------

     Prior to requesting acceleration for effectiveness, the Company will amend its March 31, 2005 Form 10-QSB to appropriately present the financial statements as "restated" and provide the related footnote disclosure in accordance with APB No. 20.

Notes to Unaudited Condensed Consolidated Financial Statements
--------------------------------------------------------------

Note B- Capital Stock, page 25
------------------------------'

12. We acknowledge your response to comment 13 per our letter dated November 8, 2005. We reiterate our initial request that you provide us with additional information that specifically correlates the $29 million restatement for the period ended March 31, 2005 to the individual transactions outlined in Note B to your unaudited condensed consolidated financial statements. The information in Note B does not correlate to that provided as the restatement detail in Exhibit B to your response letter dated October 28, 2005 and we again request that you clarify this apparent discrepancy.

     Response:
     --------

     Please see attached hereto as Exhibit A the original March 31, 2005 restatement and the debt for equity adjustment totaling $1.4M. As described in our response dated January 18, 2006, we incorrectly charged operations for $1.4M this debt for equity item.

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
April 17, 2006
Page 8


13. Additionally, your response to comment 13 indicates that you have recently revised the amount of your restatement for the period ended March 31, 2005, from $2.9 million to $1.5 million. Please provide us with the detailed calculation that outlines the $1.4 million "overstatement" that you have recently uncovered and correlate that information to the specific related transaction in Note B to your March 31, 2005 unaudited condensed consolidated financial statements.

     Response:
     --------

     The Company supplementally advises you that in the restatement for the period ended March 31, 2005, we incorrectly included $1.4 million as compensation expense. This transaction was actually debt exchanged for shares with no compensation impact to operations. As a result, we overstated loss from operations by $1.4 million, a 2.8% impact to cumulative loss through March 31, 2005 and a 1.8% overstatement effect to cumulative loss through September 30, 2005. Note B of the Company's Form 10-QSB, filed May 23, 2005 included the 1,500,000 shares within the 3 million shares valued at $0.86 per share. In Footnote E to the financial statements in the Company's Form 10-KSB filed January 12, 2006, page F-32, we expanded our disclosure to separately list the 1.5 million shares at the proper $0.40 per share value. Given the immaterial effect on our financial statements, we respectfully request the Company not be required to make any adjustment arising from this comment.

Form 10-QSB for the Fiscal Quarter Ended June 30, 2005
------------------------------------------------------

Statements of Cash Flows, page 17
---------------------------------


14. We acknowledge your response to comment 8 per our letter dated November 8, 2005. Please provide us with the specific detail regarding your $2.9 million reclassification of cash used in financing activities to cash used in operating activities, as the origin of the reclassification is not readily apparent from your response. Additionally, please reconcile the line item "common stock issued in exchange for consultant services rendered" of $15.4 million to the corresponding statement of shareholders' deficit for the nine months ended June 30, 2005, as we are unable to come to your total. Please also provide us with a similar reconciliation of that line item for the September, 2005 cash flow statement.

     Response:
     --------

     The Company supplementally advises you that it has attached as Exhibit B hereto the detail supporting the revised June 30, 2005 and September 30, 2005 common stock issued in exchange for consultant services and cash flow reconciliation.

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
April 17, 2006
Page 9


     If you have any additional comments or questions, please feel free to contact the undersigned at (212) 318-3261 or Joe Daniels at (212) 318-3322.


                                                     Very truly yours,

                                                     /s/ Merrill M. Kraines
                                                     ----------------------
                                                     Merrill M. Kraines



Enclosures

cc:      Mr. John Krug, Senior Staff Attorney
         Mary Mast, Senior Accountant
         Amy Bruckner, Staff Accountant
         James A. Hayward, Applied DNA Sciences, Inc.

                                    EXHIBIT A


DNA Sciences, Inc.
Amendment No. 7 to Registration Statement on Form SB-2
File No. 333-122848
Exhibit A to letter in response to SEC comment letter, dated January 26, 2006
March 31, 2005 Services in Exchange for Shares Restatement

                                         Share Price         Shares            Share Value          Dollar
    Date           Name     Purpose   Original    Market     Issued      Original      Market     Difference
----------- --------------- --------- --------- ---------- ----------- ------------ ------------ -------------
 01/21/2005 Cataneo         Services     0.50     1.30       315,636     157,818      410,327         252,509
 02/04/2005 Lee             Services     0.40     1.31     1,500,000     600,000    1,965,000       1,365,000
 02/10/2005 Allied          Services     0.50     1.17        17,236       8,618       20,166          11,548
            International
 02/22/2005 DePalo          Services     0.50     0.95       716,500     358,250      680,675         322,425
 02/22/2005 Kareem          Services     0.33     0.95        10,500       3,465        9,975           6,510
 03/03/2005 Barnett         Services     0.60     1.19       100,000      60,000      119,000          59,000
 03/03/2005 Cardona         Services     0.60     1.19        85,000      51,000      101,150          50,150
 03/14/2005 Blakely         Services     0.50     0.98     1,675,272     837,636    1,641,767         804,131
 03/14/2005 Virtual Legal   Services     0.50     0.92        24,333      12,167       22,386          10,220
 03/29/2005 Cardona         Services     0.60     0.99        15,000       9,000       14,850           5,850
 03/31/2005 Stonegate       Services     0.50     0.89        10,000       5,000        8,900           3,900
                                                           ----------- ------------ ------------ -------------
Original March 31, 2005 Restatement                        4,469,477   2,102,954    4,994,196       2,891,242
Debt for equity adjustments
02/04/2005    Lee     Debt for equity    0.40     0.40     1,500,000     600,000    1,965,000               -

                                                           Difference for Lee debt for equity      (1,365,000)
                                                                                                 -------------
                                                           Revised Restatement Total                1,526,242
                                                                                                 =============

                                    EXHIBIT B

                                                                                                        For the          For the
                                                                                                    period September     period
                                                                                                   16, 2002 (date of    September
APDN Cash Flow Reconciliation                                                                         inception)     16, 2002 (date
                                      Difference     Per actual      For The Nine Months Ended         through        of Inception
                                                      June 10-Q              June 30,                  Sept 30,     through Sept 30,
Cash flows from operating activities:                                    2005             2004            2005             2004
                                                                         ----             ----            ----             ----

Net loss from operating activities               -      (31,819,266)  $ (31,819,266)  $  (19,358,259)  $ (54,634,300)  (22,815,034)
Adjustments to reconcile net
 loss to net cash                                -                                                                 -
provided by (used in) operating
 activities:
Depreciation                                     -           15,187          15,187            3,161          18,348         3,161
Organizational Expenses                          -                                                            88,500        88,500
Preferred Shares in exchange
 for service at $25                              -                                -        1,500,000       1,500,000     1,500,000
per share issued September 2004
Warrants issued to consultants                   -        1,243,744       1,243,744        2,019,862       3,263,606     2,019,862
Amortization of beneficial
 conversion feature                              -        8,836,000       8,836,000        1,625,000      10,461,000     1,625,000

Common stock issued in exchange
 for consultant                                     A                    13,253,227       10,105,382      25,650,959    12,397,732
services rendered
Debt exchanged for stock                            B                     4,474,533                        4,474,533
Balance change in conv
 debt/note payable                                  B                    (2,313,500)                      (2,313,500)
                                                                      --------------  ---------------  --------------
                                        (2,942,533)      12,471,727      15,414,260       10,105,382      27,811,992
Common stock canceled-previously
 issued for                                 39,200  C      (642,098)       (681,298)        (285,575)       (966,873)     (285,575)
services rendered

Changes in Assets and Liabilities:
Payments for security deposits              33,291  I                       (33,291)         (23,559)        (56,850)      (23,559)
Capital expenditures                             0                               (0)         (29,507)        (29,507)      (29,507)
Increase in-Other Assets                         -                                -                -         (13,890)      (13,890)
Increase (decrease) in due
 related parties                                 -          (20,631)        (20,631)          20,000         132,065       152,696
Accounts payable and accrued
 liabilities                               (73,722) D      (983,197)       (909,475)       1,301,710         846,234     1,755,709
Cash disbursed in excess of
 available funds                                 -                                -                -               -             -
                                                                      --------------  ---------------  -------------- ------------

Net cash provided by (used in)
 operating                              (2,943,764) H   (10,898,534)     (7,954,770)      (3,121,785)    (11,579,675)   (3,624,905)
activities                                                                                                                       -

Cash flows from investing
 activities:
Security deposits                          (33,291) I       (33,291)
Payments for Patent Filing                       -           (4,347)         (4,347)         (21,351)        (25,698)      (21,351)
                                                                      --------------  ---------------  -------------- ------------
Net cash provided by (used in)
investing                                  (33,291) I       (37,638)         (4,347)         (21,351)        (25,698)      (21,351)
activities                                                                                                                       -

Cash flows from financing
 activities:
Proceeds from sale of common
 stock, net of costs                     8,141,055  E     8,141,055               -                          432,000       432,000
Proceeds from subscription of
 common stock                           (6,739,000) F     2,340,000       9,079,000          124,000       9,204,000       125,000
Proceeds from notes converted
 to stock                                1,575,000  G     1,575,000               -                -               -
Proceeds from sale of options
 & warrants                                      -           70,750          70,750           87,000         311,750       241,000
Proceeds from loans                              -                                -        2,750,000       2,750,000     2,750,000
Advances from shareholders                       -                                -           (9,504)        100,088       100,088

                                     -------------------------------------------------------------------------------- ------------
Net cash provided by (used in)
 financing                               2,977,055  H    12,126,805       9,149,750        2,951,496      12,797,838     3,648,088
activities
                                                                                                                                 -
Net increase (decrease)
 in cash and cash                        1,190,633       1,190,633         (191,639)      1,192,465            1,832
equivalents
Cash and cash equivalents
 at beginning of period                      1,832           1,832          193,471               -                -
Cash and cash equivalents
 at end of period                    $   1,192,465   $   1,192,465   $        1,832   $   1,192,465     $      1,832
                                                     ==============  ==============  ===============  ==============  ============

H - overall understatement of ($2.942M) equals the overstatement of $2.977M from financing. Remaining diff of $35K due to A/P and cancelled shares

A- shares for services per above model of $13.253M differ from actual 10-Q of $12.472M (cell D16) by $781K. Q-3 services of $831K was missed

B- to make the cash flow tie, debt exchanged for shares (row 14) should ideally match the change in debt on the balance sheet (row 15). Current result is $2.11M more value in debt for shares. Larry Lee's debt was improperly classified as shares for services. Changing the June share value from $1.31 (presumed mkt price) to debt exchange price of $0.40 reduces row 21 by $1.365M, leaving a $746 excess to the balance sheet change on row 15

C - cancelled shares for Q-3 apparently missed - see Q-3 linkage to SH Equity detail

D -       reconciling balance applied to AP

E - proceeds net of fees - this was incorrect since fees already included in the net loss. In addition the $8.141M ignored the Q-1 proceeds of $1.590M

F -       improperly included a $750K debt for equity amount

G -       wrongly included a change in debt from the balance sheet

I -       Security classification changed




(1) Chase Corp. Form 2005 10K (15 year useful life); Transdigm, Inc. 2005 10K (10 year useful life); Moodys, Inc. (indefinite life) (2) EITF 00-19, paragraph 14